Exhibit 12.1

AVERY DENNISON CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Six months ended
	June 29,	Fiscal year
	2013	2012	2011	2010	2009 (3)	2008
Earnings:
Income (loss) from continuing operations before income taxes	$190.6	$255.5	$232.9	$239.0	$(926.6)	$102.8
Add: Fixed charges	39.6	102.7	105.6	110.1	119.0	152.5
Amortization of capitalized interest	1.8	3.6	3.5	3.4	3.3	3.2
Less: Capitalized Interest	(2.1)	(3.3)	(4.8)	(3.9)	(4.2)	(6.2)
	$229.9	$358.5	$337.2	$348.6	$(808.5)	$252.3
Fixed charges:
Interest expense	$27.0	$72.8	$71.0	$76.3	$84.9	$115.8
Capitalized interest	2.1	3.3	4.8	3.9	4.2	6.2
Interest portion of leases	10.5	26.6	29.8	29.9	29.9	30.5
	$39.6	$102.7	$105.6	$110.1	$119.0	$152.5
Ratio of earnings to fixed charges(1)(2)	5.8	3.5	3.2	3.2	–	1.7

(1)                                     The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, “earnings” consist of income before taxes plus fixed charges and amortization of capitalized interest, less capitalized interest. “Fixed charges” consist of interest expense, capitalized interest and the portion of rent expense (estimated to be 35%) on operating leases deemed to be a reasonable approximation of the interest factor.

(2)                   On January 29, 2013, we entered into an agreement to sell our Office and Consumer Products (“OCP”) and Designed and Engineered Solutions (“DES”) businesses to CCL Industries Inc.  We completed the sale on July 1, 2013.  The results of the OCP and DES businesses were classified as discontinued operations for the six months ended June 29, 2013 and excluded from the calculation of the respective ratios of earnings to fixed charges.  For fiscal years 2008, 2009, 2010, 2011 and 2012, only the results of the OCP business were reclassified as discontinued operations and excluded from the calculation of the ratio of earnings to fixed charges.  The results of the DES business that were included in income from continuing operations before income taxes were not material to the calculation of the ratio of earnings to fixed charges for fiscal years 2008, 2009, 2010, 2011 and 2012.

(3)                 For the year ended January 2, 2010, our earnings were insufficient to cover fixed charges by $927.5 million. This deficiency primarily resulted from non-cash goodwill and other indefinite lived intangible asset impairment charges of $832 million, a loss on extinguishment of debt of approximately $21 million, and legal settlement costs of $41 million recorded during 2009.